June 7, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC (the “Company”)
Amendment No. 9 to Offering Statement on Form 1-A
Filed April 25, 2024
File No. 024-12277

Ms. Gorman:

Please see below for the responses to the Staff's oral comments provided to the issuer’s counsel via telephone, regarding the above-captioned matter. We have also filed an amendment to the 1-A/A to update certain disclosures regarding our financing.

Website changes

1.	Please remove from your website any statements that the use of blockchain can lead to cost savings and/or improve investment returns.

The Company respectfully acknowledges the Staff's comment and has removed any language implying that the use of blockchain can lead to cost savings or deliver better investment returns. We request that the staff clear their cookies before reviewing the website again so that they are not directed to an old version of the site.

Procedure for secondary trading

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Please provide examples of an issuer whose 1-A was reviewed and qualified by the Division where the issuer had secondary trading procedures similar to those adopted by the Company and provide any further analysis as to why such procedures do not require the Company to register as a broker dealer.

The Company acknowledges the Staff's comment and has included the analysis below.

The evolution of secondary trading and ATS in conjunction with Regulation A offerings is relatively recent. We have been unable to find any no-action letters or case law addressing the specific scenario proposed by the Company and used by other, existing Regulation A issuers using PPEX and Dalmore (or otherwise).

We want to bring to the Staff's attention that based on our legal research, we didn't find any enforcement action in which the Staff objected to or required the issuer to register as a broker for operating the secondary trading platform with the following participants and set-up:

1.	Secondary trading is conducted on an ATS for a Regulation A offering, such as PPEX.
2.	The executing broker-dealer, such as Dalmore, places the trades on ATS.
3.	The funds for investors are handled and held in a For Benefit account ("FBO" account) with a banking partner.
4.	An SEC-registered Transfer Agent, such as VStock, records the transfers.

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As requested in the comment, we kindly bring the Staff's attention to the following three issuers, who are using a similar procedure and, we believe, are following the same approach as the Company. We found many similar offerings from other issuers that use the same secondary market procedure but have limited our citation to the following three issuers. Please note that the description below is based on our understanding of the process described in the respective issuer’s offering statement and has not been verified or confirmed by the respective issuer.

Issuer: Landa App

1.	Secondary trading is conducted on PPEX ATS.
2.	Dalmore is the executing broker-dealer for trades placed on ATS.
3.	The funds for investors are handled and held in a For Benefit account ("FBO" account) with Synapse Financial Technologies and Evolve Bank & Trust as the banking partner.
4.	Securitize LLC is the SEC-registered Transfer Agent that records the transfers.

Issuer: RSE Innovation, LLC

1.	Secondary trading is conducted on PPEX ATS.
2.	Dalmore is the executing broker-dealer for trades placed on ATS.
3.	The funds for investors are handled and held in a For Benefit account ("FBO" account) with Dwolla as the banking partner.
4.	RSE Transfer Agent LLC is the SEC-registered Transfer Agent that records the transfers.

Issuer: ASHAREX FINE ART, LLC

1.	Secondary trading is conducted on PPEX ATS.
2.	Dalmore is the executing broker-dealer for trades placed on ATS.
3.	The funds for investors are handled and held in a For Benefit account ("FBO" account) with Dwolla as the banking partner.
4.	Vertalo, Inc. is the SEC-registered Transfer Agent that records the transfers.

The SEC and courts have often decided that there is no bright-line rule for determining when a person acts as a broker and have commented that this determination depends on the particular facts and circumstances and the weighting of various factors.

The Company respectfully reiterates that some of the factors considered by the Company in assessing requirements for registration as a broker are:

•	The Company doesn't handle customer funds as outlined in the revised procedure;
•	The Company doesn't have authority over the accounts of others;
•	The Company doesn't advertise to solicit transactions in the secondary market;
•	The decision of whether to engage in secondary market trading is left solely to the individual investors, and the platform neither encourages nor discourages such decisions;
•	The Company doesn't make any recommendations to users or prospective users regarding purchasing or selling Series Interests in the secondary market;
•	The Company doesn't participate in any negotiations between the parties in a secondary transaction.
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The Company respectfully reiterates that it does not receive, directly or indirectly, any transaction-based or other compensation referred to as a "salesman's stake" for operating the Tirios Secondary Platform, which is considered one of the significant factors in determining the broker status as outlined in 1st Global, Inc., No-Action Letter. See 1st Global, Inc., No-Action Letter (May 7, 2001) ("Persons who receive transaction-based compensation generally have to register as broker-dealers under the Exchange Act because, among other reasons, registration helps to ensure that persons with a "salesman's stake" in a securities transaction operate in a manner consistent with customer protection standards governing broker-dealers and their associated persons, such as sales practice rules.”).

The Company acknowledges the risk that the Company and the Manager could face sanctions, penalties, and enforcement if they are found by the SEC to have engaged in activities requiring registration as broker-dealer. We respectfully note that the Company has previously added a risk factor, "Risk of non-compliance with regulations, including a risk of being deemed to be operating as an unregistered broker-dealer in connection with Tirios Secondary Platform."

The Company is determined to follow the procedures and committed to taking immediate action to amend operations and disclosures if any new clarifications, rules, or regulations are proposed or enacted by the Staff in the future or any such changes are required as part of the post-qualification amendment. We respectfully request that the Offering Statement be qualified by the Commission in light of this analysis.

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We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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